BANK

[redacted]

07024534

23.04.07.
1101/4418

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL
WASH. D.C.

Re: Exemption № 82-4257

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material fact.

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

6/20

Statement of material fact

Events resulted in one-time increase (decrease) of net profit or loss of the issuer for more than 10%

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2.Content of the Message

2.1. Event (events), resulted in one-time increase of net profit of the issuer for more than 10%

Events that happened after the reporting date and bonus payments to the head office and branches employees influenced the amount of net profit for the 4th quarter of 2006.

2.2. Date of the event (events) that resulted in one-time increase of the issuer's net profit for more than 10% (date of financial (accounting) report for the 1st quarter 2007): 06.04.2007

2.3. Amount of net profit for the reporting period preceding the reporting period when the relevant fact has happened:

Net profit for the 4th quarter 2006 amounted to 125 550 thousand rubles.

2.4. Amount of net profit for the reporting period when the relevant fact has happened:

Net profit for the 1st quarter 2007 amounted to 692 782 thousand rubles.

2.5. Absolute and percentage change of net profit:

Net profit grew by 567 232 thousand rubles (451,8%).

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie (signature) M. M. Nakhmanovich

3.2. 11th April, 2007 Stamp

3.3. Chief accountant Bank Vozrozhdenie (signature) A. A. Novikova

3.4. 11th April, 2007

END